Mail Stop 3720

November 28, 2006

Mr. Sung Min Ha
Chief Financial Officer
SK Telecom Co., Ltd.
11, Euljiro 2-GA,
Jung-Gu
Seoul
Korea

> **Re**: **SK Telecom Co., Ltd.**
> **Form 20-F for the Year Ended December 31, 2005**
> **File No. 333-04906**
> **Filed June 30, 2006**

Dear Mr. Ha:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director